Exhibit (a)(5)(III)

English Translation of the Questions & Answers on the website eonsi.es

A. Background

1.	Who is offering to buy my Endesa shares?

A:
The public tender offer is being made by E.ON Zwölfte Verwaltungs GmbH (“E.ON 12” or the “Offeror”), a wholly-owned subsidiary of E.ON AG (“E.ON”), formed for the sole purpose of making this offer (the “Offer”).

2.	Who is E.ON?

A:
E.ON, the sole shareholder of E.ON 12, is a German stock corporation. It is registered with the Commercial Register (Handelsregister) of the local court of Düsseldorf, Germany, under HRB 22315. E.ON’s registered office is located at E.ON-Platz, 1, D-40479 Düsseldorf, Germany.

E.ON’s capital stock amounts to €1,799,200,000.00, and is represented by 692,000,000 issued ordinary shares without par value, with each share representing €2.60 of the capital stock.

The principal trading market for E.ON AG’s ordinary shares is the Frankfurt Stock Exchange, together with XETRA (Exchange Electronic Trading System). E.ON AG’s American Depositary Shares are traded on the New York Stock Exchange.

E.ON is active in the energy business, primarily the supply of electricity and natural gas. E.ON is the largest industrial group in Germany, measured on the basis of market capitalization at December 31, 2006 (€71.6 billion). E.ON’s 2006 sales reached over €67 billion with more than 80,000 employees worldwide.

3.	What Endesa securities is E.ON 12 seeking to acquire?

A:	E.ON 12 is offering to buy all the outstanding ordinary shares (“Endesa Shares”) of Endesa for cash.

4.	What is the purpose of the Offer?

A:	The purpose of the Offer is to acquire all the Endesa Shares and obtain control of Endesa.

E.ON aims to operate the businesses of E.ON and Endesa, as a complementary portfolio of assets, and execute on a strategic business model designed to deliver value to both companies. Accordingly, E.ON has no plan to merge Endesa or any of the Endesa group of companies with E.ON 12 or any of the companies in the E.ON group, dissolve Endesa or any of the Endesa group of companies or to effect any significant reorganization of the Endesa group.

It is E.ON’s intention for Endesa to be responsible for managing a new market unit of the E.ON group that will be responsible for Southern Europe and Latin America.

For a more detailed explanation, refer to section 4.1.2 of the Prospectus, as amended by the Supplement approved by the CNMV on February 6, 2007 (the “Prospectus”).

B.    Terms of the Offers

5.	What would I receive in exchange for my Endesa Shares? What is the offer price?

A:
E.ON 12 is currently offering to pay €40.00 in cash for each Endesa Share tendered in the Offers. This offer, previously approved for €38.75 per share by the CNMV on February 6, 2007, was increased to €40.00 per share on March 26, 2007.

6.	Will E.ON adjust the offer price for the €0.15 payment made by Endesa in connection with the EGM that was called for March 20 and then cancelled?

A:	No.

7.	What must shareholders do to be sure of receiving the offer price?

A:	E.ON’s takeover offer has until now been subject to two conditions, one of which was the following:

“The shareholders meeting of Endesa must pass the following changes to Endesa’s by-laws: amendment of Article 32 of the by-laws in order to eliminate the limitation of voting rights; amendment of further articles of the by-laws in order to remove the requirements concerning the composition of the Board of Directors and the qualifications on the appointment of a director or a chief executive officer.”

E.ON has stated on March 6, 2007, that it was withdrawing the above-named condition.

The other condition of E.ON’s takeover offer — that E.ON acquires at least 50.01% of Endesa’s capital stock, through the tender offer — remains unchanged.

Therefore, in order for E.ON to accept and pay for Endesa shares tendered in the offer, this condition must be met. Hence it is important for shareholders to tender.

8.	Can I choose the currency of the cash that I receive?

A:	If you accept the offer for Endesa Shares, you will receive the price for your Endesa Shares in euros.

9.	How does the offer price compare with recent prices of Endesa Shares?

A.	E.ON’s offer of €40 per Endesa Share represents a premium of:

•	116% to the closing price of €18.56 per ordinary share on September 2, 2005, the last business day prior to the announcement by Gas Natural confirming that it was making an offer for Endesa;

•	57% to the closing price of €25.48 per ordinary share on February 20, 2006, the last business day prior to the announcement that E.ON 12 had filed an offer for Endesa with the CNMV;

•	124% to the average closing price of €17.83 per ordinary share over the six months preceding September 2, 2005; and

•	28% to the average closing price of €31.34 per ordinary share over the 12 months preceding March 26, 2007.

10.	If I have already tendered my shares before E.ON increased its offer price to €40 per share, what price will I get?

A.	All shareholders tendering into E.ON’s offer will receive €40 per share.

C.    Conditions to the Offers

11.	What are the conditions to the Offer?

A:	The Offer is subject to the following condition only:

•	receipt of valid acceptances of at least 529,481,934 Endesa Shares, representing 50.01% of all Endesa Shares

E.ON has stated on March 6, 2007, that it was withdrawing the following condition:

•
adoption by the General Shareholders’ meeting of Endesa of certain modifications to articles 32, 37, 38 and 42 of Endesa’s articles of association. The modification of all these articles requires the approval by holders of at least 50% of all Endesa Shares.

See Section 2.7 of the Prospectus.

Note: Because of the above condition, in order for E.ON to pay you €40 per share:

-	You must tender your shares into the Offer made by E.ON

12.	What happens if fewer than 50.01% of the Endesa Shares are tendered?

A:
If fewer than 50.01% of the Endesa Shares are tendered in, the minimum tender condition will not have been satisfied and E.ON 12 will not be obligated to complete the Offers. However, E.ON 12 may decide to waive or reduce the minimum tender condition and accept the tendered Endesa Shares for payment.

E.ON 12 has undertaken to determine whether or not to reduce or waive the minimum tender condition no later than the day after the CNMV’s notification to E.ON 12 of the anticipated results of the Offers. This notification will be made no later than eight Spanish business days after the expiration date of the Spanish Offer.

D.    General

13.	Will there be more offers for Endesa?

A:
No. Under Spanish tender offers rules, until the current offer is completed, no tender offers may be launched for Endesa. This restriction applies to Gas Natural and its affiliates, and also to Acciona, Enel and their affiliates. In addition, unless E.ON withdraws its offer, neither Acciona nor Enel may launch a tender offer for Endesa for six months from the settlement of E.ON’s offer.

14.	Why has Caja Madrid entered into an equity swap with E.ON?

A:
Caja Madrid entered into the equity swap to benefit from the financial terms of E.ON's offer as well as to continue to contribute, together with E.ON, to the governance of Endesa, its integrity as a business and the future development of its energy business globally.

15.	Why was E.ON’s offer suspended by the CNMV?

A:
The CNMV previously approved E.ON’s original offer and simultaneously announced that the beginning of the offer period would be suspended. This suspension was due to the fact that there were two pending court injunctions obtained by Endesa against the offer of Gas Natural which were lifted subsequently.

E.    The Offers - Process and Payment

16.	Who may participate in the Spanish Offer?

A:
The Spanish Offer is open to all holders of Endesa Shares, whether resident in Spain or outside Spain, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer.

17.	How do I accept the Offers?

A:
Your bank where you have deposited your shares will send you information about the Spanish Offer, as well as instructions on how to accept the Spanish Offer and a reply form. You need to return the reply form to your bank with instructions to tender your shares into the Spanish Offer as soon as possible to ensure that your bank has enough time to process your tender instructions before the expiration of the Spanish Offer. The date on which the Spanish offer will expire still remains unknown. Any tender instructions received from your bank after the expiration of the Spanish Offer can not be accepted.

Your bank may permit you to return the reply form by e-mail or fax. Please refer to the instructions you received the acceptance form from your bank.

If you have not yet received instructions from your bank, please contact your bank to make sure that you receive the necessary documents.

18.	How long do I have to accept the Offer?

The Offer expires on April 3, 2007, unless the Offer is extended, lapses or is withdrawn. Please note, however, that you need to notify the bank holding your shares well in advance of the expiration date to ensure that the bank has sufficient time to process your instruction before the expiration. Please contact your bank to determine their cut-off date for receiving clients’ tender instructions.

19.	Can I withdraw my acceptance?

A:	If you have tendered your shares prior to the sealed bids you can withdraw your acceptance upon the improvement of the Offer.

If you accept after the sealed bids your acceptance in the terms described in the Prospectus shall be irrevocable (except in the very limited cases set out in Royal Decree 1197/1991) and shall not be subject to any condition. See Section 3.2.1 of the Prospectus.

20.	I have already accepted Gas Natural’s offer prior to January 26, 2007. Can I still accept E.ON’s offer?

A:	Given that Gas Natural withdrew its offer on February 1, 2007, your acceptance of its offer has been revoked and you are now able to accept E.ON’s offer.

21.	Can the acceptance period of the Offer be extended?

A:	Yes. The acceptance period of the Offer can be extended under applicable Spanish law in certain circumstances. See Section 3.1 of the Prospectus.

22.	How will I be notified if the acceptance period of the Offer is extended?

A:
If the acceptance period of the Offer is extended, the Offeror will make a public announcement of the extension in the same media in which the announcement of the Offer was published. See Section 3.1 of the Prospectus.

23.	How will I know about the result of the Offers?

Once the CNMV acknowledges receipt of the total number of acceptances, they will communicate the successful or unsuccessful result of the Offer by means of a relevant notice (hecho relevante).

No later than the next working day, the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges will also publish the outcome of the Offer in the Quotation Bulletin of the Stock Exchanges.

24.	When will I receive my money? When is the settlement date?

A:
Settlement (i.e., the transfer of Endesa Shares in exchange for cash) will take  place three Spanish business days after the publication of the outcome of the  Offer in the Quotation Bulletin of the Stock Exchanges.

Due to the tabulation and mandatory disclosure processes necessary before the publication of the outcome, shareholders will receive the money 12 Spanish business days after the end of the acceptance period at the latest.

Please see section 3.2.3 of the Prospectus for further details.

25.	Is E.ON 12 offering any alternative consideration for my Endesa Shares or Endesa ADSs?

A:	No. E.ON 12 is offering only cash for the Endesa Shares.

26.	Will I have to pay any fees or commissions?

A:
Holders of Endesa Shares registered with Iberclear and listed in the Spanish Stock Exchanges who accept the Offer will pay neither costs for the processing of the acceptance orders, nor brokerage costs resulting from the mandatory participation of a Spanish market member in the transaction, nor any Stock Exchange contractual charges, nor Iberclear settlement charges, which will be borne by the Offeror if the Endesa Shares are held at, and tendered through, Santander Investment Bolsa, S.V.S.A., or any of the following entities of Santander Group: Banco Santander Central Hispano, S.A., Banco Español de Crédito, S.A., Banesto Bolsa, S.A., S.V., and Banco Banif, S.A.

Holders of Endesa Shares who accept the Offer through a Spanish market member other than the Santander entities referred to above, may be required, depending upon the market member’s practices, to pay brokerage costs resulting from the mandatory participation of such market member as well as costs for the processing of the acceptance orders. Stock Exchange contractual charges and Iberclear settlement charges will be borne by the Offeror in any event.

If you are a Chilean resident, and accept the Offer through the delivery of the acceptance to Santander Investment S.A. Corredores de Bolsa, you will not pay brokerage costs.

27.	Will I be taxed on the cash payment that I receive?

A:	All holders of Endesa Shares are advised to consult a tax adviser regarding the consequences for them of the Spanish Offer.

For Spanish resident and non-resident income tax purposes, holders of Endesa Shares may recognize a capital gain or loss in respect of their Endesa Shares in an amount equal to the difference between the Spanish tax basis in their Endesa Shares and the offer consideration valued in euros.

28.	If I decide not to accept, how will the Offers affect my securities?

A:
As of the date of the Spanish Prospectus, the Offeror has no intention to apply for the de-listing of Endesa Shares. However, you should be aware that the purchase of Endesa Shares pursuant to the Offers will reduce the number of Endesa Shares that might otherwise trade publicly and, depending on the number of Endesa Shares purchased, could adversely affect the liquidity and market value of the remaining Endesa Shares held by the public.

It is possible that the Endesa Ordinary Shares will fail to meet the criteria for continued listing on the Spanish, Chilean and U.S. stock exchanges. If this were to happen, the Endesa Shares could be delisted on one or more of these exchanges by action taken by the relevant exchange. In addition, E.ON 12 may apply for the delisting of the Endesa securities from the stock exchanges on which they are listed if Endesa fails to meet adequate dissemination, frequency or trading volume requirements for the applicable exchange.

If Endesa were no longer listed on Spanish stock exchanges, it would cease to be bound by Spanish corporate governance rules and recommendations as well as other rules of the Spanish securities regulatory authorities. If Endesa were no longer listed on the NYSE, it would cease to be bound by certain listing requirements, including the requirement for Endesa to maintain an audit committee composed of only independent directors.

F.    Extraordinary General Shareholders’ Meeting - Issues and Processes

29.	About Endesa’s EGM

A:
The EGM was originally scheduled to take place on March 20, 2007. Following E.ON’s statement on March 6, 2007, regarding the withdrawal of its offer condition in relation to the amendment of Endesa’s bylaws, Endesa announced the cancellation of the EGM on March 7, 2007. Therefore, the vote will no longer take place.

The other condition of E.ON’s takeover offer — that E.ON acquires at least 50.01% of Endesa’s capital stock, through the tender offer — remains unchanged.

G.    Spanish legal process

30.	What is the status of the lawsuits in Spain?

A:	All legal barriers have now been unblocked and the tender offer process can be resumed.

• Supreme Court

-
In April 2006, the Supreme Court agreed to suspend the Spanish government’s decision to authorise the Gas Natural’s offer for Endesa. An injunction requested by Endesa was granted after Endesa posted a EUR1bn guarantee bond.

-	On January 15, 2007, the Supreme Court decided to lift the injunction on Gas Natural’s offer suspension as per Endesa’s request in December 2006. This resolution was made public on January 23, 2007.

-	However, the Supreme Court has yet to definitively address the merit of the case that the Spanish government’s authorisation of Gas Natural’s offer is illegal and is expected to do so in due course.

• Madrid Commercial / Provincial Court

-
In November 2005, the Madrid Commercial Court agreed to suspend Gas Natural’s offer for Endesa, as requested by Endesa, on the basis that Gas Natural had colluded with Iberdrola regarding the sale of certain assets agreement to Iberdrola.

-	On January 16, 2007, the Madrid Provincial Court has lifted the injunction on Gas Natural’s offer suspension without addressing the merits of the main proceeding.

Section 9 of the Introduction to the Spanish Prospectus includes additional information concerning other legal actions in relation to the Offer. None of these actions are blocking the tender offer process.

H.    New legal proceedings

31.	Why has E.ON launched new legal proceedings against Acciona and Enel?

A:
As a consequence of recent actions and statements by Acciona and Enel with respect to a possible joint tender offer for Endesa, E.ON has started various legal proceedings on March 26, 2007. These unlawful actions were an attempt to deceive Endesa’s shareholders and to manipulate the market price of Endesa stock. They interfered with E.ON’s pending tender offer for Endesa, which is the only approved offer for all of Endesa’s shareholders.

E.ON files complaints with the CNMV asking that the CNMV should open infringement procedures against Acciona and Enel for market disruption, breach of tender offer rules and insider trading. Additionally, E.ON demands that Acciona and Enel should be forced to divest their shareholdings in Endesa and prohibited from acquiring any Endesa shares. Acciona and Enel should also be completely barred by the CNMV from making any tender offer for Endesa, not only for a certain period of time.

E.ON also seeks relief in a federal court in New York for violations of the U.S. securities laws by Acciona and Enel. E.ON is convinced that Acciona and Enel have made misleading disclosures of their plans and arrangements among each other or with other shareholders with respect to Endesa. The New York court has already found that prior Acciona disclosures regarding Endesa were materially deficient, and it preliminary enjoined Acciona from further violations of the disclosure provisions of the U.S. securities laws. E.ON’s filings on March 26, 2007 seek to hold Acciona in contempt of that order.

E.ON asks the New York court that Acciona and Enel be required to make corrective disclosures, and barred from purchasing or offering to purchase additional Endesa shares (including through the settlement of Enel’s outstanding swap agreements with various financial institutions). Further, because Enel acquired its direct 10% stake in Endesa in violation of U.S. tender offer rules, E.ON contends that Enel should be required to offer rescission to the shareholders from whom it purchased Endesa shares.

32.	How does E.ON's new legal proceedings affect the tender offer?

A:	The legal proceedings launched by E.ON against Acciona and Enel do not affect the terms and timing of E.ON's tender offer, which is the only approved offer for Endesa.

I.    Endesa board’s response on E.ON’s offer

33.	Has the Endesa board recommended E.ON’s offer?

A:
Yes, the Endesa Board has recommended Endesa shareholders to accept E.ON’s offer. The statement by Endesa’s Board on March 26, 2007, clearly supports E.ON’s view that its offer creates an attractive opportunity for the company’s shareholders. The Board stated that E.ON has offered a fair price and has underlined the attractiveness of the all-cash offer to its shareholders. Furthermore, Endesa has said it backs E.ON’s bid because it will maintain the integrity of the Endesa business. Moreover, all of Endesa’s directors will tender their individual shareholdings into E.ON’s offer, with a nominal retention of 50 shares per director.